UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras files 2021 Sustainability Report

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Rio de Janeiro, April 13, 2022 – Petróleo Brasileiro S.A. – Petrobras informs that it filed today its 2021 Sustainability Report. The report describes Petrobras' main activities, initiatives, management practices, indicators and commitments related to environmental, social and governance (ESG) issues.

The report presents our contributions to society, as the distribution of values to employees, federal, state, and municipal governments, through the payment of taxes, royalties and special participations, financial institutions, the supply chain, and shareholders.

Petrobras is committed to the socioeconomic development of the areas where it operates, contributing to the society's quality of life, respecting human rights and the environment, in compliance with the principles of the United Nations Global Compact and inspired by the Sustainable Development Goals. Its efforts have been recognized and, in 2021, the company returned to the Dow Jones Sustainability World Index, which includes the leading global sustainability companies.

Petrobras has also taken on commitments ensuring a governance model that allows a balance between efficiency and control; and acting with integrity and transparency, with zero tolerance for fraud and corruption.

The report was developed following the sustainability reporting methodology of the Global Reporting Initiative (GRI Standards) and, complementarily, the Oil and Gas Industry Guidance on Voluntary Sustainability Reporting of IPIECA, which is the global oil and gas industry association for environmental and social performance, and the indicators of the Sustainability Accounting Standards Board (SASB).

The 2021 Sustainability Report can be accessed through the internet at the company's website (https://www.investidorpetrobras.com.br/en/results-and-notices/annual-reports/).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer